FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 16, 2005, Series 2005-R8	**333-121781**

Name of Person Filing the Document
(If Other than the Registrant)



05066637



SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C.
209
SECTION
SEP 23
THOMSON
FINANCIAL
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

	Counterparty	
2	Underwriter	CSFB, Barclays
3	Issuer	Ameriquest (AMSI)
4	Depositor	Ameriquest Mortgage Securities Inc.
5	Seller	Ameriquest Mortgage Company
6	Aggregator	
7	Rep Provider	Ameriquest Mortgage Company
8	Master Servicer	Ameriquest Mortgage Company
9	Trustee	Deutsche Bank
10	MI Provider	
11	Monoline	
12	Credit Manager	
13	Federal Tax Status	REMIC

	Originators	Group (%)	Total (%)
16	Ameriquest Mortgage Company	100.00%	100.00%
17			
18			
19			
20			

	Servicers	Group (%)	Total (%)
22	Ameriquest Mortgage Company	100.00%	100.00%
23			
24			
25			
26			

	FICO	UPB	%
29	<= 499	$0.00	0.00%
30	500 - 519	$56,591,930.30	4.00%
31	520 - 539	$102,565,219.95	7.24%
32	540 - 559	$116,519,580.39	8.23%
33	560 - 579	$131,716,613.04	9.30%
34	580 - 599	$140,962,163.04	9.95%
35	600 - 619	$150,255,916.69	10.61%
36	620 - 639	$193,931,829.69	13.69%
37	640 - 659	$197,791,620.01	13.97%
38	660 - 679	$143,286,703.55	10.12%
39	680 - 699	$52,825,426.16	3.73%
40	700 - 719	$20,766,063.97	1.47%
41	720 - 739	$40,840,685.80	2.88%
42	740 - 759	$35,484,716.61	2.51%
43	760 - 779	$21,108,946.05	1.49%
44	780 - 799	$8,781,470.06	0.62%
45	800 >=	$2,762,473.54	0.20%
46			100.01%

	Collateral Info	Group	TOTAL
2	Gross WAC	7.61%	7.62%
3	WA CLTV	77.91%	78.54%
4	CLTV >80%	49.57%	50.40%
5	CLTV >90%	1.67%	2.56%
6	CLTV >95%	0.19%	1.39%
7	LB <$50,000	0.00%	0.00%
8	LB $50k - $100k	12.53%	11.19%
9	LB $100k - $150k	20.81%	18.37%
10	WA FICO	617	618
11	<560 FICO	19.14%	19.47%
12	560 - 600 FICO	20.50%	19.91%
13	SF / TH / PUD	89.72%	90.76%
14	2-4 Family	5.24%	4.28%
15	Condo	3.49%	3.48%
16	Manufactured Housing (MH)	1.55%	1.48%
17	Other	0.00%	0.00%
18	Primary	97.87%	97.71%
19	Second	0.49%	0.63%
20	Investment	1.64%	1.66%
21	Full / Alt	76.31%	76.44%
22	Reduced	23.69%	23.56%
23	NINA	0.00%	0.00%
24	1st Lien	100.00%	100.00%
25	2nd Lien	0.00%	0.00%
26	State 1	CA	CA
27	%	13.03%	16.29%
28	State 2	FL	FL
29	%	12.87%	12.11%
30	State 3	NJ	NY
31	%	7.80%	8.87%
32	State 4	NY	NJ
33	%	7.51%	7.82%
34	State 5	MD	MD
35	%	6.55%	6.03%
36	ARM / HYB	80.37%	78.61%
37	Fixed	19.63%	21.39%
38	Purchase	0.00%	2.20%
39	Refi-RT	4.12%	3.93%
40	Refi-CO	95.88%	93.87%
41	Size	$950,010,540.14	$1,416,191,358.85
42	AVG Balance	$162,117.84	$177,757.17
43	Loan Count	5,860.00	7,967.00
44	Interest Only (IO)	19.59%	20.64%
45	Negative Amortization	0.00%	0.00%

	GWAC	ARM UPB	ARM %	FIX UPB	FIX %
2	4.501 - 5.000	$0.00	0.00%	$0.00	0.00%
3	5.001 - 5.500	1,802,788.37	0.16%	790,871.34	0.26%
4	5.501 - 6.000	43,158,808.48	3.88%	36,442,307.03	12.03%
5	6.001 - 6.500	131,697,004.26	11.83%	84,646,136.68	27.94%
6	6.501 - 7.000	225,010,053.49	20.21%	73,552,230.69	24.28%
7	7.001 - 7.500	150,890,394.33	13.55%	41,360,492.00	13.65%
8	7.501 - 8.000	151,191,806.76	13.58%	31,343,511.60	10.34%
9	8.001 - 8.500	109,728,968.63	9.86%	14,959,989.17	4.94%
10	8.501 - 9.000	109,067,341.27	9.80%	9,105,410.06	3.01%
11	9.001 - 9.500	59,958,885.80	5.39%	3,153,316.40	1.04%
12	9.501 - 10.000	59,066,992.40	5.31%	3,838,508.69	1.27%
13	10.001 - 10.500	37,923,921.54	3.41%	1,920,180.03	0.63%
14	10.501 - 11.000	15,967,954.83	1.43%	956,610.74	0.32%
15	11.001 - 11.500	7,896,715.68	0.71%	401,479.38	0.13%
16	11.501 - 12.000	8,196,133.13	0.74%	519,901.49	0.17%
17	12.001 - 12.500	952,079.87	0.09%	$0.00	0.00%
18	12.501 - 13.000	439,156.84	0.04%	$0.00	0.00%
19	13.001 - 13.500	125,972.45	0.01%	$0.00	0.00%
20	13.501 - 14.000	59,988.82	0.01%	$0.00	0.00%
21	14.001 - 14.500	65,446.60	0.01%	$0.00	0.00%

Ratings	
Moody's Rating	Aaa
S&P Rating	AAA
Fitch Rating	AAA
DBRS Rating	

Credit Enhancement	
Subordination (not including OC)	
Prefund OC (%)	
Initial Target OC (%)	
Stepdown OC (%)	
Stepdown Date	
Excess Interest (12m Avg, Fwd Libor)	

Fixed Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	0 - 559	0.15%	0.10%	0.13%	0.01%	0.01%	0.04%	0.00%	0.00%
	560 - 599	0.07%	0.13%	0.17%	0.08%	0.04%	0.22%	0.01%	0.00%
	600 - 619	0.10%	0.11%	0.15%	0.20%	0.04%	0.30%	0.00%	0.01%
	620 - 659	0.54%	0.59%	0.59%	0.47%	0.45%	3.65%	0.01%	0.07%
	660 - 699	0.52%	0.37%	0.39%	0.38%	0.36%	2.78%	0.30%	0.05%
	700 - 740	0.12%	0.19%	0.14%	0.21%	0.17%	1.44%	0.15%	0.01%
	741 or gre	0.18%	0.22%	0.12%	0.28%	0.21%	1.66%	0.06%	0.00%

Amortizing ARM Not Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	0 - 559	0.85%	1.04%	1.66%	0.35%	0.33%	0.76%	0.00%	0.00%
	560 - 599	0.61%	0.62%	0.96%	0.41%	0.55%	1.63%	0.00%	0.00%
	600 - 619	0.25%	0.39%	0.30%	0.17%	0.28%	1.04%	0.00%	0.09%
	620 - 659	0.31%	0.22%	0.34%	0.13%	0.41%	1.52%	0.00%	0.15%
	660 - 699	0.11%	0.09%	0.16%	0.03%	0.11%	0.36%	0.00%	0.08%
	700 - 740	0.02%	0.03%	0.08%	0.01%	0.02%	0.06%	0.03%	0.02%
	741 or gre	0.00%	0.00%	0.00%	0.00%	0.01%	0.10%	0.00%	0.00%

Fixed Not Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	0 - 559	0.05%	0.01%	0.02%	0.00%	0.01%	0.01%	0.00%	0.00%
	560 - 599	0.04%	0.07%	0.05%	0.00%	0.03%	0.05%	0.00%	0.00%
	600 - 619	0.05%	0.02%	0.07%	0.03%	0.03%	0.03%	0.00%	0.00%
	620 - 659	0.17%	0.10%	0.02%	0.06%	0.10%	0.29%	0.00%	0.01%
	660 - 699	0.08%	0.05%	0.08%	0.07%	0.10%	0.28%	0.00%	0.00%
	700 - 740	0.05%	0.02%	0.07%	0.02%	0.02%	0.16%	0.00%	0.00%
	741 or gre	0.01%	0.00%	0.00%	0.03%	0.06%	0.22%	0.00%	0.00%

Non-Amortizing ARM Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	0 - 559	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	620 - 659	0.26%	0.52%	0.51%	0.54%	0.35%	4.55%	0.00%	0.10%
	660 - 699	0.11%	0.19%	0.24%	0.27%	0.20%	2.06%	0.18%	0.21%
	700 - 740	0.08%	0.01%	0.03%	0.02%	0.02%	0.34%	0.08%	0.00%
	741 or gre	0.01%	0.01%	0.04%	0.00%	0.00%	0.72%	0.05%	0.00%

Amortizing ARM Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	-559	2.24%	1.83%	4.11%	0.93%	1.20%	3.61%	0.00%	0.02%
	560 - 599	0.85%	1.45%	1.89%	1.15%	1.42%	6.72%	0.04%	0.03%
	600 - 619	0.38%	0.51%	0.71%	0.58%	0.70%	3.86%	0.00%	0.23%
	620 - 659	0.47%	0.59%	0.67%	0.61%	0.79%	4.70%	0.01%	0.21%
	660 - 699	0.17%	0.15%	0.15%	0.10%	0.17%	1.68%	0.13%	0.04%
	700 - 740	0.02%	0.04%	0.01%	0.01%	0.02%	0.41%	0.09%	0.00%
	741 or gre	0.00%	0.00%	0.00%	0.00%	0.03%	0.29%	0.03%	0.00%

Non-Amortizing ARM Not Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% - 100%
FICO Range	0 - 559	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	620 - 659	0.13%	0.23%	0.31%	0.27%	0.18%	1.48%	0.00%	0.01%
	660 - 699	0.08%	0.18%	0.01%	0.12%	0.19%	0.43%	0.00%	0.04%
	700 - 740	0.00%	0.02%	0.03%	0.02%	0.00%	0.18%	0.02%	0.01%
	741 or gre	0.02%	0.00%	0.03%	0.00%	0.03%	0.20%	0.00%	0.00%

PRELIMINARY COLLATERAL TERM SHEET
$1,416,191,359 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates, Series 2005-R8

September 14, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


CREDIT SUISSE
FIRST BOSTON


BARCLAYS CAPITAL

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,967		
Aggregate Current Principal Balance:	$1,416,191,358.85		
Average Current Principal Balance:	$177,757.17		$59,665.58 - $892,000.00
Aggregate Original Principal Balance:	$1,417,110,006.00		
Average Original Principal Balance:	$177,872.47		$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.617%		5.500% - 14.150%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.737%		2.102% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.797%		11.500% - 20.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.797%		5.500% - 14.150%
Wtd. Avg. Original LTV:	78.23%		10.38% - 95.00%
Wtd. Avg. Borrower FICO:	618		500 - 822
Geographic Distribution (Top 5):	CA	16.29%	
	FL	12.11%	
	NY	8.87%	
	NJ	7.82%	
	MD	6.03%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,559	761,356,059.18	53.76	358	41.12	8.115	587	76.99
2Yr/6 Mo Libor (IO)	626	161,141,711.68	11.38	359	40.80	6.977	655	81.35
3Yr/6 Mo Libor	808	123,858,884.16	8.75	357	39.67	7.587	600	77.87
3Yr/6 Mo Libor (IO)	240	60,461,072.00	4.27	359	41.09	6.583	676	82.81
5Yr/6 Mo Libor	12	2,623,993.53	0.19	359	39.92	6.056	743	88.35
5Yr/6 Mo Libor (IO)	15	3,758,693.00	0.27	359	39.54	6.210	756	88.99
Fixed	1,438	235,980,621.05	16.66	335	39.02	7.012	670	78.43
Fixed (IO)	269	67,010,324.25	4.73	359	39.96	6.753	678	79.65
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,021	158,363,425.00	11.18	345	38.22	8.625	599	72.65
100,000.01 - 150,000.00	2,090	260,153,687.00	18.36	353	39.73	7.955	607	77.74
150,000.01 - 200,000.00	1,413	245,971,134.00	17.36	355	40.68	7.729	612	77.78
200,000.01 - 250,000.00	865	193,448,832.00	13.65	355	40.85	7.519	618	78.91
250,000.01 - 300,000.00	592	161,875,281.00	11.42	357	41.20	7.208	625	78.78
300,000.01 - 350,000.00	404	130,766,282.00	9.23	357	41.58	7.175	631	80.26
350,000.01 - 400,000.00	208	77,398,817.00	5.46	357	41.15	7.220	627	80.58
400,000.01 - 450,000.00	130	55,358,603.00	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,826,835.00	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,883,126.00	1.76	355	41.45	7.136	652	81.90
550,000.01 - 600,000.00	38	22,102,947.00	1.56	359	40.47	7.169	642	82.38
600,000.01 - 650,000.00	20	12,630,004.00	0.89	353	42.96	6.752	664	80.40
650,000.01 - 700,000.00	15	10,084,983.00	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,529,050.00	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,417,110,006.00**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,023	158,439,129.72	11.19	345	38.21	8.624	599	72.65
100,000.01 - 150,000.00	2,089	259,915,989.44	18.35	353	39.74	7.955	607	77.73
150,000.01 - 200,000.00	1,412	245,656,126.75	17.35	355	40.68	7.729	612	77.80
200,000.01 - 250,000.00	868	194,069,893.29	13.70	355	40.82	7.517	618	78.92
250,000.01 - 300,000.00	590	161,319,877.44	11.39	357	41.23	7.210	625	78.76
300,000.01 - 350,000.00	404	130,737,553.18	9.23	357	41.63	7.176	631	80.30
350,000.01 - 400,000.00	207	77,008,572.73	5.44	357	41.11	7.219	627	80.55
400,000.01 - 450,000.00	130	55,332,426.30	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,806,676.49	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,868,959.46	1.76	355	41.45	7.136	652	81.91
550,000.01 - 600,000.00	39	22,691,517.85	1.60	359	40.01	7.143	641	82.33
600,000.01 - 650,000.00	19	12,024,857.21	0.85	353	43.95	6.780	666	80.39
650,000.01 - 700,000.00	15	10,080,380.35	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,522,398.64	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,281,312.37	0.16	119	36.34	7.683	637	66.54
121 - 180	196	22,383,705.85	1.58	179	36.43	7.064	664	76.22
181 - 240	101	13,742,873.38	0.97	239	38.64	7.282	647	75.12
241 - 300	37	6,607,297.96	0.47	299	38.27	6.937	685	78.02
301 - 360	7,608	1,371,176,169.29	96.82	359	40.65	7.632	617	78.32
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	318	82,065,404.14	5.79	344	38.39	5.863	708	77.08
6.000 - 6.499	743	178,854,585.84	12.63	353	39.87	6.280	667	79.21
6.500 - 6.999	1,571	336,040,269.17	23.73	355	40.04	6.754	638	79.72
7.000 - 7.499	847	158,151,608.48	11.17	354	40.38	7.247	625	79.00
7.500 - 7.999	1,334	216,774,537.40	15.31	355	40.26	7.752	603	78.17
8.000 - 8.499	632	99,960,987.80	7.06	356	40.53	8.259	587	76.02
8.500 - 8.999	966	142,900,721.33	10.09	356	41.75	8.752	575	77.51
9.000 - 9.499	364	50,239,538.68	3.55	353	41.64	9.243	569	75.64
9.500 - 9.999	568	75,778,164.61	5.35	356	42.41	9.732	566	76.05
10.000 - 10.499	273	36,963,383.91	2.61	358	43.03	10.240	559	78.01
10.500 - 10.999	182	19,805,283.23	1.40	355	43.15	10.746	559	75.54
11.000 - 11.499	62	6,989,504.48	0.49	356	41.12	11.267	567	78.76
11.500 - 11.999	93	10,024,725.20	0.71	358	43.84	11.726	553	77.77
12.000 - 12.499	7	952,079.87	0.07	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.03	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.00	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.00	358	49.00	14.150	522	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	54	4,289,334.80	0.30	347	36.31	8.377	598	20.32
25.01 - 30.00	26	2,961,994.48	0.21	344	36.16	7.593	621	27.67
30.01 - 35.00	68	7,774,721.05	0.55	351	37.51	8.185	582	32.59
35.01 - 40.00	66	7,189,636.19	0.51	341	35.48	7.759	614	37.78
40.01 - 45.00	87	12,143,747.55	0.86	349	40.06	7.637	613	42.69
45.01 - 50.00	146	20,395,651.10	1.44	352	37.89	7.642	601	47.73
50.01 - 55.00	186	26,419,228.54	1.87	348	38.35	7.710	595	52.83
55.01 - 60.00	328	47,568,723.56	3.36	352	38.45	7.954	589	58.22
60.01 - 65.00	361	58,640,255.52	4.14	355	40.31	7.701	598	62.94
65.01 - 70.00	489	85,311,701.61	6.02	352	39.88	7.622	602	67.87
70.01 - 75.00	1,207	203,743,231.50	14.39	356	41.29	8.018	584	73.52
75.01 - 80.00	1,317	246,238,128.96	17.39	355	40.40	7.430	618	78.71
80.01 - 85.00	1,225	233,079,614.38	16.46	356	40.83	7.657	615	83.61
85.01 - 90.00	2,322	445,125,048.34	31.43	354	40.93	7.447	645	89.13
90.01 - 95.00	85	15,310,341.27	1.08	352	42.16	7.447	706	93.87
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	411	56,591,930.30	4.00	357	41.80	9.118	509	67.20
520 - 539	679	102,565,219.95	7.24	358	43.02	9.054	529	71.57
540 - 559	757	116,519,580.39	8.23	357	40.85	8.621	551	75.19
560 - 579	811	131,716,613.04	9.30	357	40.97	8.264	569	76.58
580 - 599	835	140,962,163.04	9.95	357	40.87	7.873	589	78.48
600 - 619	861	150,255,916.69	10.61	355	41.25	7.651	609	78.74
620 - 639	1,035	193,931,829.69	13.69	355	39.48	7.361	629	80.20
640 - 659	1,000	197,791,620.01	13.97	353	40.33	6.998	649	79.97
660 - 679	701	143,286,703.55	10.12	353	40.05	6.762	669	80.16
680 - 699	250	52,825,426.16	3.73	352	40.11	6.982	689	81.73
700 - 719	109	20,766,063.97	1.47	352	38.31	7.023	708	79.63
720 - 739	187	40,840,685.80	2.88	345	39.85	6.483	731	83.07
740 - 759	178	35,484,716.61	2.51	347	39.22	6.363	749	84.98
760 - 779	95	21,108,946.05	1.49	340	38.35	6.291	768	82.43
780 - 799	45	8,781,470.06	0.62	346	35.26	6.180	787	80.42
800 - 819	11	2,351,045.19	0.17	337	37.91	6.048	805	80.78
820 - 839	2	411,428.35	0.03	314	29.16	6.109	821	88.14
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	363	56,742,140.20	4.01	353	15.38	7.529	620	74.59
20.01 - 25.00	419	68,498,492.23	4.84	348	23.36	7.460	625	75.80
25.01 - 30.00	665	105,468,750.83	7.45	352	28.18	7.412	629	76.05
30.01 - 35.00	941	155,089,387.62	10.95	352	33.02	7.514	621	78.35
35.01 - 40.00	1,127	198,860,975.38	14.04	354	38.05	7.553	620	78.26
40.01 - 45.00	1,442	255,704,336.66	18.06	355	43.13	7.603	621	78.79
45.01 - 50.00	2,524	490,211,477.02	34.61	355	48.32	7.551	623	79.89
50.01 - 55.00	486	85,615,798.91	6.05	358	53.38	8.806	560	73.92
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	831	230,696,912.55	16.29	358	40.68	6.985	631	75.31
Florida	1,132	171,433,711.25	12.11	355	40.41	7.622	605	77.14
New York	513	125,673,024.11	8.87	355	41.71	7.734	623	74.41
New Jersey	514	110,789,395.48	7.82	357	40.47	8.179	606	75.70
Maryland	452	85,357,023.73	6.03	357	40.78	7.690	605	78.74
Massachusetts	273	72,537,243.61	5.12	358	40.82	6.455	633	81.61
Pennsylvania	446	60,065,862.01	4.24	351	40.01	7.643	612	79.16
Illinois	358	57,732,183.72	4.08	357	41.34	8.807	606	79.31
Arizona	312	54,300,056.47	3.83	358	39.47	7.412	614	79.97
Washington	195	39,823,434.41	2.81	354	39.34	7.331	633	81.21
Texas	335	35,591,078.85	2.51	337	40.84	8.443	602	76.85
Wisconsin	234	33,362,814.06	2.36	350	40.79	8.066	629	82.30
Ohio	270	31,943,181.19	2.26	347	39.21	7.750	615	82.84
Michigan	236	30,058,349.71	2.12	355	39.45	7.570	627	82.82
Georgia	158	22,144,902.28	1.56	351	41.53	8.447	621	83.03
Minnesota	128	21,383,114.74	1.51	354	39.06	7.518	634	82.55
North Carolina	158	20,195,393.66	1.43	349	42.09	8.609	609	83.05
Connecticut	97	20,193,513.87	1.43	351	43.68	7.684	612	79.93
Nevada	98	20,018,323.84	1.41	357	38.51	7.350	617	75.97
Indiana	139	15,203,741.38	1.07	350	38.31	8.064	637	83.95
Rhode Island	66	14,021,926.06	0.99	357	41.77	7.305	608	76.10
Missouri	119	13,725,298.90	0.97	342	38.69	7.646	618	82.31
Colorado	77	13,479,796.93	0.95	352	41.79	7.527	644	82.27
New Hampshire	71	13,238,352.19	0.93	356	41.12	7.418	617	78.06
Hawaii	49	12,892,331.40	0.91	358	40.88	7.241	611	74.47
Maine	87	12,063,612.97	0.85	351	40.77	8.089	615	78.25
South Carolina	89	10,784,876.75	0.76	349	39.34	8.658	612	79.26
Oregon	55	9,471,860.37	0.67	359	42.16	7.251	646	81.45
Delaware	40	6,109,692.86	0.43	354	37.27	7.458	607	77.94
Mississippi	53	5,890,365.59	0.42	342	39.75	8.162	613	80.86
Oklahoma	57	5,286,069.39	0.37	338	43.27	7.991	623	81.48
Alabama	36	4,722,361.36	0.33	346	40.17	7.432	668	83.93
Tennessee	32	4,392,213.05	0.31	356	40.26	7.182	678	84.63
Iowa	39	4,317,674.83	0.30	349	38.87	8.013	627	84.87
Arkansas	40	4,016,229.64	0.28	353	37.39	8.776	614	83.85
Louisiana	33	3,702,028.76	0.26	335	38.98	7.961	615	82.64
Kansas	31	3,105,487.55	0.22	354	39.89	8.710	616	84.49
Washington DC	11	2,277,540.38	0.16	359	33.88	6.902	608	65.31
Utah	15	2,181,949.82	0.15	342	41.05	6.987	668	85.27
Idaho	15	2,031,225.51	0.14	351	42.07	7.605	612	82.78
Vermont	12	1,791,162.54	0.13	359	36.82	7.928	621	70.75
Kentucky	14	1,776,765.94	0.13	252	35.27	6.920	680	80.53
Wyoming	12	1,399,598.83	0.10	359	40.24	8.428	618	82.99
South Dakota	10	1,318,471.02	0.09	359	38.42	7.690	637	86.85
Montana	7	1,212,821.04	0.09	359	34.15	7.383	592	77.01
Alaska	7	1,204,304.26	0.09	359	45.23	8.082	614	82.42
New Mexico	9	968,312.94	0.07	344	40.42	8.151	643	84.99
North Dakota	2	305,767.05	0.02	359	39.15	8.304	644	87.98
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,729	1,383,809,438.99	97.71	354	40.62	7.602	618	78.20
Non-Owner Occupied	178	23,450,937.30	1.66	353	35.89	8.410	642	79.37
Second Home	60	8,930,982.56	0.63	355	41.31	7.831	650	80.81
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,103	1,082,558,002.67	76.44	354	40.32	7.483	621	78.99
Limited Documentation	1,123	196,727,298.20	13.89	356	40.84	7.828	607	78.10
Stated Documentation	741	136,906,057.98	9.67	357	41.86	8.369	617	72.42
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,438	1,329,435,030.46	93.87	354	40.56	7.636	617	77.98
Refinance-Debt Consolidation No Cash Out***	354	55,593,380.87	3.93	351	39.83	7.284	651	82.64
Purchase	175	31,162,947.52	2.20	359	41.06	7.387	643	81.22
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	543	113,933,506.54	8.05	345	38.76	6.375	749	83.15
7A	270	57,830,353.86	4.08	353	40.15	6.917	692	82.10
6A	645	134,327,271.72	9.49	353	40.09	6.684	669	80.42
5A	867	173,824,037.98	12.27	352	40.73	6.913	649	80.24
4A	842	161,980,338.91	11.44	354	39.49	7.199	632	80.53
3A	672	120,863,125.32	8.53	354	40.80	7.463	614	79.35
2A	909	155,993,982.69	11.02	356	40.35	7.706	605	79.47
A	1,324	223,740,663.97	15.80	357	40.23	8.074	573	77.95
B	1,012	146,735,525.79	10.36	357	42.61	9.067	549	73.65
C	752	109,331,468.05	7.72	357	42.35	9.044	540	69.01
D	131	17,631,084.02	1.24	358	40.27	9.373	523	56.63
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,663	1,176,017,498.31	83.04	354	40.50	7.612	618	78.50
PUD Detached	416	91,100,204.38	6.43	356	40.67	7.430	615	78.96
Two-Four Family	259	60,653,867.97	4.28	358	42.89	7.761	627	74.60
Condominium	283	49,218,385.30	3.48	357	39.62	7.541	624	78.68
Manufactured Housing	218	20,981,041.79	1.48	343	39.00	8.163	631	70.14
Single Family Attached	101	12,869,335.14	0.91	354	39.27	8.109	606	78.26
PUD Attached	27	5,351,025.96	0.38	359	39.77	7.490	614	75.45
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,335	605,781,089.42	42.78	356	40.98	8.031	611	78.05
12	192	47,634,007.84	3.36	349	40.77	6.822	657	74.55
24	12	3,103,990.86	0.22	353	43.97	7.663	628	82.90
30	40	8,377,035.77	0.59	350	42.84	7.701	609	82.90
36	4,388	751,295,234.96	53.05	353	40.14	7.332	622	78.55
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,470	1,183,260,844.31	83.55	354	40.39	7.719	614	77.80
Non-Conforming	497	232,930,514.54	16.45	358	41.31	7.098	639	80.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
12.000 - 12.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
12.500 - 12.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
13.000 - 13.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
13.500 - 13.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
14.000 - 14.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
14.500 - 14.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
15.000 - 15.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
15.500 - 15.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
16.000 - 16.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
16.500 - 16.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
17.000 - 17.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
17.500 - 17.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
18.000 - 18.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
18.500 - 18.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
19.000 - 19.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
19.500 - 19.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
20.000 - 20.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
6.000 - 6.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
6.500 - 6.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
7.000 - 7.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
7.500 - 7.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
8.000 - 8.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
8.500 - 8.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
9.000 - 9.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
9.500 - 9.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
10.000 - 10.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
10.500 - 10.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
11.000 - 11.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
11.500 - 11.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
12.000 - 12.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.02	359	19.00	6.950	667	89.49
2.750 - 2.999	91	21,416,373.95	1.92	359	38.08	6.363	747	88.24
3.000 - 3.249	179	49,252,860.93	4.42	358	40.41	6.467	616	82.29
3.250 - 3.499	4	1,073,021.65	0.10	358	41.56	6.346	671	89.36
3.500 - 3.749	1	327,886.91	0.03	358	44.00	6.350	613	90.00
3.750 - 3.999	2	250,886.06	0.02	359	35.40	7.233	623	80.99
4.000 - 4.249	54	8,207,195.38	0.74	352	40.07	8.867	593	76.63
4.250 - 4.499	262	40,851,019.76	3.67	358	42.09	9.069	594	78.93
4.500 - 4.749	13	2,493,343.42	0.22	359	39.91	7.057	688	85.74
4.750 - 4.999	71	16,709,570.61	1.50	357	40.82	6.985	727	81.93
5.000 - 5.249	164	36,334,635.94	3.26	359	39.29	6.979	682	82.56
5.250 - 5.499	359	76,545,783.81	6.88	359	40.88	6.753	664	81.38
5.500 - 5.749	527	106,048,981.70	9.53	358	40.71	7.005	644	80.85
5.750 - 5.999	657	127,767,187.74	11.48	358	39.80	7.242	624	80.04
6.000 - 6.249	1,274	224,496,369.56	20.17	358	40.67	7.619	604	79.53
6.250 - 6.499	1,097	182,088,722.80	16.36	358	40.85	8.246	569	77.09
6.500 - 6.749	875	126,486,814.29	11.36	358	42.51	9.006	547	72.93
6.750 - 6.999	629	92,632,759.04	8.32	358	42.34	9.124	536	67.56
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	4	448,522.27	0.04	354	48.68	9.040	581	57.79
April 2007	6	706,675.40	0.06	355	49.92	9.453	541	78.77
May 2007	4	430,650.14	0.04	356	42.41	8.985	556	77.88
July 2007	68	14,289,195.50	1.28	358	41.86	7.577	611	82.10
August 2007	5,089	904,716,851.55	81.27	358	41.04	7.919	599	77.69
September 2007	14	1,905,876.00	0.17	360	41.37	7.975	596	80.29
July 2008	16	2,836,048.64	0.25	358	40.88	6.947	628	73.42
August 2008	1,025	180,474,874.52	16.21	358	40.10	7.264	625	79.60
September 2008	7	1,009,033.00	0.09	360	43.88	7.022	645	77.07
August 2010	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,233	1,106,817,727.02	99.43	358	40.91	7.806	603	78.04
6.000	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,260	1,113,200,413.55	100.00	358	40.90	7.797	604	78.11
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	6,497	1,167,880,946.84	82.47	354	40.85	7.699	615	78.62
Insured AVM	1,470	248,310,412.01	17.53	356	39.11	7.230	633	76.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse *First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.*